9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F

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Milan

Attention:	Diane Fritz, Staff Accountant, Kimberly Calder, Assistant Chief Accountant Division of Corporation Finance, Office of Energy & Transportation

Re:	MakeMyTrip Limited Form 20-F for Fiscal Year Ended March 31, 2019 Filed July 23, 2019 File No. 001-34837 (“Form 20-F”)

Ladies and Gentlemen:

On behalf of MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”), set forth below are the Company’s response to the Staff’s comment contained in Ms. Diane Fritz’s letter dated March 25, 2020 regarding the Staff’s review of the Company’s Form 20-F. For the Staff’s convenience, the Staff’s comment is set forth in italics before the response.

Form 20-F for Fiscal Year Ended March 31, 2019:

Item 4. Information on the Company:

Business Overview, page 37

1.	We note your disclosure of active users per month in fiscal year 2019 for desktop and mobile websites and mobile applications. Revise your disclosures to provide active users per month for each fiscal year period presented.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-001)

April 30, 2020

RESPONSE:

In response to the Staff’s comments, the Company undertakes to disclose the active users per month for each fiscal year presented in its future filings of Annual Reports on Form 20-F.

Item 5. Operating and Financial Review and Prospects

Certain Non-IFRS Measures, page 88

2.	We refer to your measure of Adjusted Revenue. Please provide us with the following information with respect to the adjustments made to arrive at this non-IFRS measure and the measure as a whole:

•

Tell us in detail what types of promotion expenses are included in the first adjustment and how you determined the amount to include in the adjustment. In addition, provide quantification for each material type of promotion expense included in this adjustment.

•

Tell us why “Service Cost as per IFRS” is deducted from revenue to arrive at a non-IFRS measure of revenue. Note that Adjusted Revenue does not appear to be a measure of revenue as it contemplates a non-revenue line item in the calculation.

•

Considering that it appears as though the adjustments to calculate Adjusted Revenue have the effect of presenting revenue on a basis other than IFRS, tell how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation and concluded that Adjusted Revenue does not substitute individually tailored revenue recognition and measurement methods for those of IFRS.

•

Understanding that you believe that Adjusted Revenue reflects the value addition of the travel services that you provide to your customers, explain to us how this measure is used by management and why you believe the presentation of this non-IFRS financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

RESPONSE:

Promotion Expenses:

The Company respectfully submits that the details of promotion expenses included in the first adjustment of Adjusted Revenue are the same as those described on pages 67-68 of the Form 20-F for fiscal 2019 and set forth below:

o

“Cash back incentives: Under this scheme, the end-customers are offered certain predefined cash back based on the terms offered at the time of sale. We enter into specific agreements with various banks for joint promotional offers pursuant to which the cost of cash back promotional incentive is shared between us and the bank and is agreed before rolling out such schemes to the end-customers. On eligible transactions, the cash back is credited in the end-customer’s credit card or bank account by the participating bank within a certain period as per the terms communicated at the time of the transaction.

We share details of eligible bookings made under the promotional offer with the respective banks with whom such promotions were offered. The bank reconciles the details shared with transactions recorded on their platform and credits the amounts in the end-customers’ account. It is the bank’s

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-002)

April 30, 2020

obligation to pay the end-customer on the basis of the promotional offer made at the time of sale. After the completion of the offer period, bank sends an invoice to us to recover the portion of the cost which has to be borne by us. We verify the invoice with its bookings under the respective promotional offers based on the agreement entered with bank and pay the eligible cash back amount to the bank.

o

Upfront cash incentives: Under this scheme, an upfront e-cash incentive is offered to end-customers at the time of booking on eligible online transactions as part of our customer inducement and retention strategy, primarily in the air and hotels business. The cash incentive to be offered on each sale is predetermined by us and the end-customer is required to select from among the various promotional offers. Upon such selection, the customer becomes eligible for an upfront cash incentive. The quantum of this incentive is based on the gross value of the transaction in order to induce the end-customer and is not linked to the commission earned by us as an agent from the hotels or airlines or service fee earned from the customers.

o

E-wallet loyalty program: As part of our loyalty program and to drive repeat behavior, we have created a captive E-wallet program. Under this program, we give cash back on eligible online transactions to our customers as part of our inducement and retention plan and to effectively promote cross-sales across different business segments. The cash back is given in our customers’ E-wallet account, which can only be used for future bookings to be made with us, subject to certain monetary restrictions and other terms and conditions.

At the time of sale, we offer cash back to customer in E-wallet. The cash back to be offered on each sale is predetermined by us, and the customer is required to select from among the various promotional offers. Upon such selection, the customer becomes eligible for the cash back in our E-wallet. Our liability is to honor the promotional offer and credit the amount in customer’s E-wallet which can be used by the customer in future bookings in accordance with the terms and conditions relating to utilization of the balance in E-wallet, which also has an expiration date.”

These promotion expenses were previously recorded as marketing and sales promotion costs but upon adoption of the new revenue recognition accounting standard, IFRS 15, Revenue from contracts with customers, for periods beginning April 1, 2018, these promotion expenses are recorded as a reduction of revenue since these promotion expenses are in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms. While most of these promotion expenses are recorded as a reduction in revenue, however, when the discount and other incentives offered to the customer are higher than the income earned from such customer, the excess (i.e., the discount/incentive given to a customer less income earned from such customer) on an individual transaction basis is classified under marketing and sales promotion expenses and not recorded as a reduction in revenue.

The promotion expenses which are explained above are reviewed separately for each operating segment by the Company’s CODM and are monitored continuously by the sales team. The Company regularly evaluates the impact of these Promotion expenses as a percentage of its Adjusted Revenue.

The Company also runs certain other loyalty programs as part of its routine loyalty traction mechanism to incentivize its customers to buy additional services in future. The Company has offered these loyalty programs for many years. Under such loyalty programs, the rewards awarded to a customer in a sales transaction represent incentives offered to such customers from value derived from the sales transaction.

The Company respectfully submits that as previously explained by the Company in the response letter dated June 29, 2017, the aggregate amount as well as the amounts spent individually on each of these programs

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-003)

April 30, 2020

is commercially sensitive information and disclosing such amounts would cause harm to the Company’s competitive position in the markets that it operates in. In response to the Staff’s comments, however, the Company has supplementally provided these amounts for fiscal 2019 in Annex A hereto but has requested confidential treatment for that information.

Service Cost

The Company respectfully submits that service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other services and other cost of providing services.

The Company provides travel products and services to leisure and corporate travelers in India and outside India. Its services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. The key travel services the Company offers are booking of air tickets, hotels and packages and bus tickets. Below is a description of the Company’s business model where it either acts as an “agent” or the “primary obligor”.

o

The Company earns a majority of its revenue in the air ticketing, hotels business and bus ticketing where it predominantly acts as an agent of the airlines, hotels and bus operators. The airlines or the hotels or the bus operators provide the eventual service on such bookings. The Company facilitates the transaction for a commission and does not assume any performance obligation relating to the service. Income from the sale of airline tickets, hotel room nights and bus tickets is recognized as an agent on a net commission earned basis, as the Company does not assume any performance obligation relating to the service.

o

In the packages business, the Company creates packages by bundling air tickets, hotel room nights and other travel services which are then offered as “MakeMyTrip packages”. Accordingly, the Company acts as the primary obligor for such packages since the Group controls the services before such services are transferred to the traveler. For example, if the airline cancels a flight included in the package, the Company is responsible for providing an alternate flight. Accordingly, in case of MakeMyTrip packages, revenue is accounted for on a ‘gross basis’. The amount collected from the customer is reflected as revenue on a gross basis, and the amount paid to the various vendors whose services are utilized is reflected as ‘cost of service’.

Similarly, if the Company pre-purchases air ticket or hotel room nights’ inventory in order to avail negotiated rates and assume inventory risk, then sales of such inventory are accounted for on a ‘gross’ basis, and the amount spent to pre-purchase the air ticket or the hotel room night is accounted for as cost of service.

Certain parts of the Company’s revenues are recognized on a “net” basis and other parts of its revenue are recognized on a “gross” basis, however, the Company evaluates its financial performance on a “net” basis based on Adjusted Revenue, which is a non-IFRS measure. Adjusted Revenue represents IFRS revenue after adding back promotion expenses in the nature of customer discounts, customer inducement/ acquisition costs and loyalty program costs which are reported as a reduction of revenue, and are monitored and reviewed separately as explained above, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-004)

April 30, 2020

The Company believes that Adjusted Revenue reflects the value addition of the travel services that it provides to customers in its business reviewed on a “net” basis which is the manner in which the Company predominantly does business as an agent.

The Company believes that the presentation of Adjusted Revenue provides investors with an appropriate metric to assist their evaluation of the Company’s operating performance, both as a whole and those of its business segments, in comparison to the operating performance of its peers. The Company’s global peers such as Priceline, Expedia and Ctrip primarily earn revenues from air ticketing and hotels reservations businesses, where they act as an agent and therefore present their revenue on a ‘net’ basis which is similar to the ‘Adjusted Revenue’ non-IFRS measure presented by the Company. Further, one of the Company’s competitors in India, Yatraonline, operates in a similar environment and has a similar business model as the Company. Yatraonline also discloses similar non-GAAP measures to reflect the agency nature of the business inherent in the business model. Accordingly, the Company believes that this non-IFRS measure is a commonly used metric among the investors and analysts to compare the Company’s results with its global peers in the travel industry.

The Company has considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation and respectfully submits that adjustments to calculate Adjusted Revenue do not have the effect of accelerating revenue recognition or substituting individually tailored revenue recognition and measurement methods for those of IFRS.

Notes to the Consolidated Financial Statements

Note 7 – Operating Segments, page F-36

3.

We note that you appear to present two segment metrics, Segment Revenue and Segment Revenue less Service Cost. We further note your disclosure on page F-27 which states: “For the purposes of the CODM review, the measure of segment revenue (which includes adding back certain promotion expenses reported as a reduction of revenue) as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.” Please address the following:

•	Confirm that your segment measure of profit or loss in accordance with paragraph 23 of IFRS 8 is Segment Revenue less Service Cost as indicated by your disclosure on page F-27.
•

Tell us whether Segment Revenue less Service Cost as presented in your footnotes is consistent with the profit or loss measure that is received by your CODM and that is used for purposes of making decisions about allocating resources to the segment and assessing its performance.

•

We note that Service Revenue less Service Cost excludes certain promotion expenses. Tell us whether the data regarding these promotion expenses is used separately by your CODM to make decisions about allocating resources to the segment and assessing its performance.

•	Describe any other financial data that is received by your CODM and that is used for purposes of making decisions about allocating resources to the segment and assessing its performance.

RESPONSE:

The Company respectfully submits that “Segment Revenue less Service Cost” which is same as the Non-GAAP measure of “Adjusted Revenue” is the measure used by the CODM for their monthly review of financial performance of our operating segments. Accordingly, the disclosure of Operating Segments in the financials is in compliance with paragraph 23 of IFRS 8.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-005)

April 30, 2020

The Company has three reportable segments, i.e air ticketing, hotels and packages and bus ticketing. Segment Revenue less Service Cost of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Accordingly, the Company respectfully submits that the disclosure in financial statements is consistent with the existing review process of financial performance of its operating segments.

The Company respectfully submits that its CODM reviews the financial performance of operating segments basis review of Segment Revenue less Service Cost, which excludes promotion expenses recorded as a reduction of revenue under IFRS, for each reportable segment. Segment Revenue less Service Cost represents IFRS revenue after adding back promotion expenses in the nature of customer discounts, customer inducement/acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. Further, these promotion expenses are reviewed for each operating segment by the CODM and are monitored continuously by the sales team. The Company regularly evaluates the impact of these promotion expenses as a percentage of its Adjusted Revenue. Additionally, our CODM reviews certain non-GAAP measures such as gross booking amounts along with unit metrics for each of the reported segment as presented in our annual report disclosure.

4.

We note that your information on reportable segments presents Segment Revenue which excludes $358 million of promotion expenses for the year ended March 31, 2019 that are recorded as a reduction of revenue under IFRS. Provide us with your basis in IFRS 8 to support presentation of this measure.

RESPONSE:

As per IFRS 8, an entity shall report a measure of profit or loss for each reportable segment. An entity shall also disclose the specified amounts which are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker. The Company respectfully submits that in fiscal 2019, the Company’s IFRS revenue included $358 million of promotion expenses which have been recorded as a reduction of revenue in accordance with IFRS 15. Since the CODM reviews the financial performance of the Company’s operating segments basis review of Segment Revenue less Service Cost, accordingly, for the purpose of segment disclosure as per IFRS 8 and to derive the Segment Revenue less Service Cost, these promotional expenses have been added back to compute the Segment Revenue. Further, these promotion expense of $358 million which are recorded as a reduction of revenue are reviewed separately for each operating segment by the CODM.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-006)

April 30, 2020

*****

Please contact the undersigned at +65.6437.5467 or Rajiv.Gupta@lw.com if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta

of LATHAM & WATKINS LLP

Enclosure

cc.	Freedom of Information Act Officer
Securities and Exchange Commission
Office of FOIA and Privacy Act Operations

Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-007)

Confidential Treatment Requested Confidential treatment has been requested by MakeMyTrip Limited pursuant to Rule 83 for all portions of this document marked by “XXXX”.

ANNEX A

•	Cash back incentives:

In fiscal year 2019, the Company granted cash back incentives of XXXX.

•	Upfront cash incentives:

In fiscal year 2019, the Company granted upfront cash incentives of XXXX.

•	E-wallet loyalty program:

In fiscal year 2019, the Company granted cash back through its E-wallet of XXXX.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-008)